02019290

SO 12/2/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

RECEIVED NOV 2002 SEC MAIL SECTION WASH. D.C. 180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 5468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIC INVESTORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

510 Broadhollow Road Suite 306
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD Bek 631-630-2770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Roger S Graff, CPA
(Name – *if individual, state last, first, middle name*)

27 Concord Road (Address) Port Washington (City) N.Y. (State) 11050 (Zip Code)

PROCESSED
DEC 04 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Belz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Basic Investors Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature] V Pres

Signature

Vice President

Title

Ellen M. D'Amour

Notary Public

ELLEN M. DAMOUR.
NOTARY PUBLIC, State of New York
No. 01DA5047722
Qualified in Suffolk County
Commission Expires August 7, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASIC INVESTORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

BASIC INVESTORS, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

TABLE OF CONTENTS

ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, N. Y. 11050
(516) 944-8558

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
BASIC INVESTORS, INC.
510 Broadhollow Road, Suite 306
Melville, NY 11747

I have audited the accompanying statement of financial condition of BASIC INVESTORS, INC. as of September 30, 2002, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial Statements, referred to above, present fairly, in all material respects, the financial position of BASIC INVESTORS, INC. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic Financial Statements, taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and not a required part of the basic Financial Statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements and, in my opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,

ROGER S. GRAFF
Certified Public Accountant

New York, NY
November 20, 2002

BASIC INVESTORS, INC.

Statement of Financial Condition
September 30, 2002

ASSETS

Cash in banks	$ 88,689
Due from clearing broker	16,451
Securities at market value	133,335
Loans to employees	49,500
Security deposit, lease	22,590
Property & Equipment, net of depreciation	52,049
Commissions receivable	181,155
Other assets	487
Total Assets	$ 544,256

LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Subordinated Loans, Note 1		$ 330,000
Current Liabilities:		
Accrued expenses and taxes payable		14,373
Commissions payable		109,565
Securities sold not yet purchased		5,700
Total Liabilities		459,638
Stockholders' Equity		
Capital Stock, Class A Voting		
Authorized: 20 shares		
Issued and outstanding: 10 shares		
at stated value	$ 1,000	
Class B, Authorized: 180 shares		
Additional Paid-in Capital	305,000	
Retained earnings	(128,222)	
Less stock held in treasury	(93,160)	
Total Stockholders' Equity		$ 84,618
Total Liabilities and Stockholders' Equity		$ 544,256

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Statement of Income
Year Ended September 30, 2002

REVENUES:	
Commission	$1,270,816
Interest and Dividends	478
Trading Profit (Loss)	(1,516)
Underwriting Income	19,375
Mutual Funds	115,775
Consulting	50,500
Service Charge	101,840
Total Revenues	$1,557,268
EXPENSES:	
Advertising	$ 5,001
Clearing expenses	116,176
Commissions	870,159
Depreciation	17,552
Insurance	54,093
Office Expense	12,606
Professional Expense	4,850
Employees Salaries & Benefits	101,305
Payroll Taxes	36,463
Quotes	69,282
Registration	39,311
Manager Salaries	4,290
Rent	66,535
Communications	35,725
Selling Expense	5,461
Travel & Entertainment	35,228
Miscellaneous	23,067
Interest	18,155
Bad Debts written	31,057
Total Expenses	$1,546,316
Net Income Before Taxes	$ 10,952
Provision for Taxes	(280)
NET INCOME FOR THE YEAR	$ 10,672

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Treasury Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, October 1, 2001	($93,160)	$1,000	$275,000	($138,894)	$43,946
Net Income				10,672	10,672
Additional Paid-in Capital			30,000		30,000
Balances, September 30, 2002	($93,160)	$1,000	$305,000	($128,222)	$84,618

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Statement of Cash Flows
For the Year Ended September 30, 2002

Cash Flows from Operating Activities:		
Net Income		$ 10,672
Add: Activities not involving cash (depreciation		17,552
		$ 28,224
(Increase) Decrease in Operating Assets:		
Due from clearing broker		($103,476)
Loans to Employees		(29,500)
Securities at Market Value		(110,256)
Other Assets		(137)
Accrued Expenses		(287)
Commissions Payable		89,248
Purchase of Equipment		(8,675)
Securities Sold not yet purchased		5,700
Net Cash provided by Operating Activities		($129,159)
Cash provided from financing activities:		
Subordinated Loans	$140,000	
Paid-in Capital	30,000	$170,000
Increase in Cash		$ 40,841
Cash in Bank at Beginning of Period		$ 47,848
Cash in Bank at End of Period		$ 88,689

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Statement of Changes in Subordinated Loans
For the Year Ended September 30, 2002

Balance at Beginning of Period	$190,000
Loans taken during the Period	140,000
Balance at End of Period	$330,000

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Notes to Financial Statements
Year Ended September 30, 2002

Note 1: Significant Accounting Policies

(a) Nature of Business

Basic Investors, Inc. (the Company) is a New York State corporation conducting business as a broker/dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(b) Revenue Recognition

Securities transactions (and the related commission revenue and expense) are recorded on a trade date basis. Trade occurring in September and clearing in October, and related commissions and expenses, would make no material change in the position.

(c) Income Taxes

The Company provides for income taxes in accordance with the provisions of Statement of Financial Standards 109 ("SFAS No. 109") Accounting for Income Taxes. SFAS No. 109 requires an asset and liability approach to financial accounting and reporting for income taxes. As of September 30, 2002, the Company had net operating loss carry-forwards of approximately $143,300 available to reduce future federal and state taxable income. The net operating carryforwards are scheduled to expire through the Year 2015 and, at the current tax rate, would offset approximately $39,000 in tax liability. Since any future income is uncertain, the Company has made no provision in the Financial Statements for such deferred asset.

Note 2: Capital Ratio

The capital ratio was 45.9% versus an allowable maximum of 1500% under the rules of the Securities and Exchange Commission. The Company's net capital requirement, under S.E.C. Rule 15c3-1, was $100,000. The net capital as computed was $269,992, leaving capital in excess of requirements in the amount of $169,992.

Note 3: Lease

The Company has a five year and one month lease, expiring August 1, 2005, and a monthly rental of $5,208.

Note 4: Financial Instrument With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 5: Capital Stock

The Company has authorized 20 shares of Class A Voting, no par, 10 of which not issued; and authorized, but not issued, 180 shares of Class B non-voting stock.

BASIC INVESTORS, INC.

Notes to Financial Statements
Year Ended September 30, 2002
(continued)

Note 6: Subordinated Loans

The Company has the following subordinated loans in effect:

Name:	Maturity:	Amount:
Richard Belz	6/30/05	$35,000
Thomas Laundrie	6/30/07	$35,000
Gary Purcell	6/30/05	$35,000
Sharon Goldaber	11/30/02	$50,000
Sharon Kletzkin	11/20/02	$10,000
M&K Equities, Ltd.	9/30/03	$15,000
Mulke Family, Ltd.	9/15/05	$50,000
Mike Alter	12/15/04	$50,000
Steven Parlitsis	12/15/04	$50,000

Note 7: Subsequent Events

The subordinated loan of Sharon Kletzkin will be extended to 11/30/03. The $50,000 subordinated loan to Sharon Goldaber will be paid down to $25,000, with a new maturity date of 11/30/03. The above events are anticipated to occur on November 30, 2002.

Note 8: Legal Matters

In the opinion of Company's counsel, there are no pending litigations.

A copy of the Company's Statement of Financial Condition, as of September 30, 2002 pursuant to S.E.C. Rule 17a-5, is available for examination at the Company's main office and at the regional office of the Securities and Exchange Commission.

BASIC INVESTORS, INC.

Computation of Net Capital Under S.E.C. Rule 15c3-1
September 30, 2002

NET CAPITAL COMPUTATION:

Total Stockholders' equity		$ 84,618
Add: Subordinated loans		330,000
Total		414,618
Subtract:		
Non-allowable assets:	$124,626	
Haircuts on Securities	20,000	144,626
NET CAPITAL		$269,992
LESS: Minimum Net Capital Requirements: Greater of 6 2/3% of Aggregate Indebtedness or, $5,000		$100,000
EXCESS NET CAPITAL		$169,992

Capital Ratio (Maximum allowance 1500%)

Aggregate Indebtedness:	$123,938	= 45.9%
Divided by: Net Capital	$269,992	

Aggregate Indebtedness Accrued Expenses	$123,938

The accompanying notes are an integral part of this statement.

BASIC INVESTORS, INC.

Reconciliation of Net Capital with Focus Report
September 30, 2002

Net Capital per Company's unaudited X-17A-5 Part IIA filing (Focus Report)	$272,692
Deduct:	
Audit adjustments	2,700
Net Capital per audit report pursuant to Rule 17a-5(d)	$269,992

The accompanying notes are an integral part of this statement.

ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, N. Y. 11050
(516) 944-8558

To the Board of Directors of
BASIC INVESTORS, INC.
510 Broadhollow Road, Suite 306
Melville, NY 11747

Gentlemen:

In planning and performing my audit of the financial statements of BASIC INVESTORS, INC. for the year ended September 30, 2002, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by BASIC INVESTORS, INC. that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(II); (2) in complying with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

ROGER S. GRAFF
CERTIFIED PUBLIC ACCOUNTANT
27 CONCORD ROAD
PORT WASHINGTON, N. Y. 11050
(516) 944-8558

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
BASIC INVESTORS, INC.
510 Broadhollow Road, Suite 306
Melville, NY 11747

I have audited the accompanying statement of financial condition of BASIC INVESTORS, INC. as of September 30, 2002, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Financial Statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Financial Statements, referred to above, present fairly, in all material respects, the financial position of BASIC INVESTORS, INC. as of September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic Financial Statements, taken as a whole. The information contained in the accompanying schedules is presented for the purposes of additional analysis and not a required part of the basic Financial Statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic Financial Statements and, in my opinion, is fairly stated in all material respects in relation to the basic Financial Statements taken as a whole.

Respectfully submitted,

Roger S. Graff

ROGER S. GRAFF
Certified Public Accountant

New York, NY
November 20, 2002

I, RICHARD BELZ, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of BASIC INVESTORS, INC. of September 30, 2002, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Exceptions:

RICHARD BELZ
Vice President